SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(3) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

GLACIER WATER SERVICES, INC.,

a Delaware corporation

(Name of Subject Company (Issuer))

GLACIER WATER SERVICES, INC.

a Delaware corporation (Offeror and Issuer)

(Names of Filing Persons (identify status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

376395109

(CUSIP Number of Class of Securities)

W. David Walters Glacier Water Services, Inc. 2651 La Mirada Drive, Suite 100 Vista, CA 92803 (760) 560-1111	Howard F. Hart Weissmann, Wolff, Bergman, Coleman Grodin & Evall, LLP 9665 Wilshire Boulevard, Suite 900 Beverly Hills, CA 90212 (310) 858-7888

(Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

GLACIER WATER SERVICES, INC.

Schedule TO

The Form of Offering Circular filed as Exhibit (a)(2)(A) to Amendment No. 1 to this Schedule TO is hereby amended as follows:

1.    The first sentence under “Special Factors – Purposes, Alternatives, Reasons and Effects of the Exchange Offer” is amended to read as follows:

“The principal purpose of and reason for the Exchange Offer is to provide liquidity to holders of our Common Stock because an active market has not developed for the Common Stock.”

2.    The following sentence is added to the fifth paragraph under “Special Factors – Purposes, Alternatives, Reasons and Effects of the Exchange Offer”:

“For the reasons set forth herein, Glacier believes that its Common Stock is undervalued at current and recent trading prices.”

3.    The following sentences are added to the fourth paragraph under “Special Factors – Fairness of the Exchange Offer; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights”:

“See Item 6, “Price Range of Shares” under “The Exchange Offer” for information concerning recent and historical market prices for the Common Stock and the Trust Preferred Securities. As of September 29, 2002, the book value per share of Common Stock was $(1.88). See “Summary Financial Information.”

4.    The following sentences are added to the fifth paragraph under “Special Factors – Fairness of the Exchange Offer; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights”:

“Glacier has not calculated either a liquidation value or a going concern value for itself or its shares; accordingly, such values have not been a factor in Glacier’s determination as to the fairness of the Exchange Offer, although Glacier has no reason to believe that either such value, on a per share basis, would exceed the value of eight-tenths of a Trust Preferred Security. Glacier does not believe that such values are relevant to such fairness determination because of the voluntary nature of the Exchange Offer, because it has at present no intention to liquidate Glacier or to sell its business and because, under such circumstances, any calculation of such values would be speculative.”

5.    The last sentence under “The Exchange Offer – Item 5. Certain Conditions to the Exchange Offer” is amended to read as follows:

“Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any of these rights, the waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each of these rights will be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration date.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GLACIER WATER SERVICES, INC.

By:	/s/ W. DAVID WALTERS
Name:	W. David Walters
Title:	Senior Vice President and Chief Financial Officer

Date: March 28, 2003